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                            November 17, 2022

       Israel Abitbol
       Chief Financial Officer
       374Water Inc.
       701 W Main Street, Suite 410
       Durham, NC 27701

                                                        Re: 374Water Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2021
                                                            Filed March 1, 2022
                                                            File No. 000-27866
                                                            Form 10-Q for the
Quarterly Period Ended September 30, 2022
                                                            Filed November 1,
2022
                                                            File No. 001-41420

       Dear Israel Abitbol:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-Q for the Quarterly Period Ended September 30, 2022

       Section 302 and Section 906 Certifications, page exhibits

   1. We note you have listed in the Exhibit Index the respective Exhibit 31 and Exhibit 32
                                                        Certifications of the
Chief Executive Officer and Chief Financial Officer. However, the
                                                        actual Certifications
have not been filed or provided with the September 30, 2022
                                                        Quarterly Report on
Form 10-Q. Please amend the Form 10-Q in its entirety to also provide the
Certifications required by Section 302 and Section 906 of the Sarbanes-Oxley
                                                        Act of 2002.


                                                        In closing, we remind
you that the company and its management are responsible for the
 Israel Abitbol
374Water Inc.
November 17, 2022
Page 2

accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Beverly Singleton at (202) 551-3328 or Kevin Woody at
(202) 551-
3629 with any questions.



FirstName LastNameIsrael Abitbol                          Sincerely,
Comapany Name374Water Inc.
                                                          Division of
Corporation Finance
November 17, 2022 Page 2                                  Office of
Manufacturing
FirstName LastName